Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2023

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5 Canada

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated April 27, 2023 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three months ended March 31, 2023. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022, which were prepared in accordance with International Accounting Standard (“IAS”) 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2022 and 2021 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and the related annual MD&A.
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the first quarter of 2023.
Forward-Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections “Managing Risk” and “Forward-Looking Statements and Information” of this MD&A. Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022, the audited annual consolidated financial statements for the years ended December 31, 2022 and 2021, our Annual Information Form for the year ended December 31, 2022 (our "AIF"), and press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the section “Non-IFRS and Other Financial Measures and Ratios” of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE") and Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"); and Euro Interbank Offered Rate ("EURIBOR").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Table of Contents

Section	Page

3

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
About Eldorado
Eldorado Gold is a Canadian gold and base metals producer with more than 30 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the TSX (TSX: ELD) and NYSE (NYSE: EGO), we are focused on creating value for our stakeholders at each stage of the mining process.
Our operations are global and we have assets in Turkiye, Canada, Greece, and Romania. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, Lamaque in Canada, and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation. Olympias produces three concentrates bearing lead-silver, zinc and gold.
Complementing our producing portfolio is our advanced stage gold-copper development project, Skouries in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries project and the Olympias mine. We have also secured a €680.4 million project financing facility for the development of the Skouries project.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece, and Certej, an 80.5% owned gold project in Romania. We are actively working toward a sale of the Certej project. See additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,700 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Consolidated Financial and Operational Highlights

	3 months ended March 31,
	2023	2022
Revenue	$229.4	$194.7
Gold produced (oz)	112,533	93,209
Gold sold (oz)	109,817	94,472
Average realized gold price ($/oz sold) (2)	$1,932	$1,889
Production costs	109.9	104.6
Cash operating costs ($/oz sold) (2,3)	766	835
Total cash costs ($/oz sold) (2,3)	845	941
All-in sustaining costs ($/oz sold) (2,3)	1,184	1,346
Net earnings (loss) for the period (1)	21.3	(317.6)
Net earnings (loss) per share – basic ($/share) (1)	0.12	(1.74)
Net earnings (loss) per share – diluted ($/share) (1)	0.12	(1.74)
Net earnings (loss) for the period continuing operations (1,4)	21.4	(39.7)
Net earnings (loss) per share continuing operations – basic ($/share) (1,4)	0.12	(0.22)
Net earnings (loss) per share continuing operations – diluted ($/share) (1,4)	0.12	(0.22)
Adjusted net earnings (loss) continuing operations - basic (1,2,4)	20.5	(19.3)
Adjusted net earnings (loss) per share continuing operations ($/share) (1,2,4)	0.11	(0.11)
Net cash generated from operating activities (4)	41.0	35.3
Cash flow from operating activities before changes in working capital (2,4)	94.5	49.4
Free cash flow (2,4)	(34.4)	(26.8)
Cash, cash equivalents and term deposits	262.3	434.7
Total assets	4,503.0	4,510.4
Debt	493.4	482.8

(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(4)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Key Business Developments
Modification to the Kassandra Mines Environmental Impact Assessment ("EIA")
On April 27, 2023, a modification to the Kassandra Mines EIA was approved by the Ministry of Environment and Energy, allowing the expansion of the Olympias processing facility to 650 ktpa and improvements to the Stratoni port as set forth in our Technical Report dated December 31, 2019 and prepared in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These processing expansions are aligned with the development of the Flats Zone within the Olympias mine, which provides an underground production environment more amenable to higher mining rates.
Skouries Project Financing Facility
On April 5, 2023, we achieved financial close of the €680.4 million project financing facility ("Term Facility") for the development of the Skouries project in Northern Greece. An initial drawdown totalling €32.3 million was completed on April 11, 2023. The Term Facility will provide 80% of the expected future funding required to complete the Skouries project and includes €200 million of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility will also provide a €30 million revolving credit facility to fund reimbursable value added tax ("VAT") expenditures relating to the Skouries project.
The remaining 20% of expected future funding for the Skouries project will be funded by the Company. In April 2023, the Company's equity commitment for the project was backstopped by a letter of credit in the amount of €190 million under the Company's $250 million revolving credit facility, reducing the availability of the revolving credit facility by a corresponding amount. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
In accordance with the Term Facility, the Company's wholly-owned subsidiary, Hellas Gold Single Member S.A. ("Hellas") entered into a secured hedging program in April 2023 that covers gold and copper prices, an interest rate swap and U.S. dollar to Euro exchange rate arrangements.
See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
2023 Outlook
We are maintaining our 2023 annual guidance of 475,000 – 515,000 ounces of gold production with average cash operating costs per ounce sold of $760 to $860 and AISC per ounce sold of $1,190 to $1,290. Quarter-to-quarter gold production in 2023 is expected to fluctuate during the year, with higher production expected in the second half.
In Q1 2023, gold production of 112,533 ounces was in line with plan. As expected, gold production was reduced at Lamaque in the quarter due to stope access and mine sequencing, and to a lesser extent at Efemcukuru due to lower grade. Gold production at Kisladag and Olympias met or exceeded plan in the quarter. Direct operating costs were below plan, primarily due to lower than expected fuel and electricity prices in the quarter. Steady production in the quarter, combined with lower direct operating costs resulted in Q1 2023 cash operating costs per ounce sold and all-in sustaining costs per ounce sold being near the lower end of the annual guidance ranges for 2023.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Review of Financial and Operating Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked (“LTIFR") was 0.87 in Q1 2023, an improvement from 2.36 in Q1 2022. We continue to take proactive steps to improve workplace safety and to ensure a safe working environment for our employees and contractors.
Production, Sales and Revenue
In Q1 2023, we produced 112,533 ounces of gold, an increase of 21% from Q1 2022 production of 93,209 ounces. The increase reflected higher gold production at most sites, notably an increase of 95% at Olympias due to increased processing volumes combined with increased gold grade in the quarter and an increase of 25% at Kisladag where production in Q1 2022 was negatively impacted by lower tonnage placed on the heap leach pad in late 2021 during the commissioning of the high-pressure grinding rolls circuit ("HPGR").
Gold sales in Q1 2023 totalled 109,817 ounces, an increase of 16% from 94,472 ounces in Q1 2022. The higher sales volume compared to the prior year primarily reflected increases in production at Kisladag, Lamaque, and Olympias. Inclement weather at the end of March delayed the shipment of approximately 2,000 ounces of gold from Olympias. The shipments were completed in early April and the gold ounces sold and related revenue will be recognized in Q2 2023.
The average realized gold price1 was $1,932 per ounce sold in Q1 2023, an increase of 2% from $1,889 per ounce sold in Q1 2022.
Total revenue was $229.4 million in Q1 2023, an increase of 18% from total revenue of $194.7 million in Q1 2022. The increase was primarily driven by higher sales volumes in Q1 2023.
Production Costs and Unit Cost Performance
Production costs increased to $109.9 million in Q1 2023 from $104.6 million in Q1 2022 primarily due to increased production and sales volumes in the quarter.
Production costs include royalty expense which decreased to $8.7 million in Q1 2023 from $10.1 million in Q1 2022, despite higher sales volumes. This was due to a $1.9 million reversal of accrued 2022 royalty expense following adjustments in the quarter. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the USD:EUR exchange rate.
Cash operating costs1 in Q1 2023 averaged $766 per ounce sold, a decrease from $835 per ounce sold in Q1 2022, primarily due to higher gold production in the quarter. AISC per ounce sold1 decreased to $1,184 in Q1 2023 from $1,346 in Q1 2022, primarily reflecting the lower cash operating costs per ounce sold in Q1 2023, combined with lower royalty expense.
Other Expenses
Depreciation expense totalled $61.7 million in Q1 2023, compared with $51.6 million in Q1 2022 primarily reflecting higher sales volumes during the quarter.
Mine standby costs decreased to $3.5 million in Q1 2023 from $11.7 million in Q1 2022. The decrease was primarily due to reduced costs at Stratoni following its transition to care and maintenance in the second half of 2022.
Finance costs increased to $8.8 million in Q1 2023, from $2.1 million in Q1 2022. The increase was primarily due to a $7.0 million non-cash gain recognized in Q1 2022 on revaluation of a derivative related to redemption options in our debt.
1 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Income tax expense from continuing operations decreased to $12.7 million in Q1 2023 from $24.9 million in Q1 2022, primarily due to local currencies in which income tax is determined remaining relatively stable against the U.S. dollar in the quarter.
Current tax expense increased to $20.5 million in Q1 2023 from $15.5 million in Q1 2022 and related primarily to operations in Turkiye of which $16.1 million was recognized in the quarter. Current tax expense included $5.5 million withholding tax on earnings repatriated from Turkiye in the quarter as well as a $4.3 million one-time expense due to a tax law change enacted in March 2023 to reverse a portion of tax credits and deductions previously granted in 2022. The tax law change was enacted to help fund Turkiye's earthquake relief efforts and the amount accrued in Q1 2023 will be paid in equal installments in April and August 2023. Current tax expense also included Quebec mining duties of $4.4 million.
A deferred income tax recovery of $7.8 million in Q1 2023, compared to an expense of $9.4 million in Q1 2022, included a $3.5 million recovery related to movements against the U.S. dollar of local currencies, primarily the Lira and the Euro, in which income tax is determined. In Q1 2022, significant weakening of both the Lira and Euro resulted in a $12.4 million deferred tax expense. A deferred tax recovery of $5.6 million was also realized in Q1 2023 relating to the repatriation of earnings from Turkiye in the quarter.
Net Earnings to Shareholders
We reported net earnings attributable to shareholders from continuing operations of $21.3 million ($0.12 earnings per share) in Q1 2023, compared to a net loss of $317.6 million ($1.74 loss per share) in Q1 2022. Higher net income in Q1 2023 is primarily attributable to increased sales volumes, a $277.9 million net loss from discontinued operations attributable to shareholders recognized in Q1 2022 and a $16.0 million net write-down of assets at Kisladag in Q1 2022.
Adjusted net earnings2 was $20.5 million ($0.11 earnings per share) in Q1 2023, compared to adjusted net loss of $19.3 million ($0.11 loss per share) in Q1 2022. Adjusted net earnings in Q1 2023 removed, among other things, the $4.3 million current tax expense related to the tax law change to fund earthquake relief efforts in Turkiye, a $3.5 million non-cash recovery of deferred tax due to foreign exchange translation, and a $1.1 million non-cash gain on the revaluation of the derivative related to redemption options in our debt.
Cash Generated from Operating Activities and Free Cash Flow2
Net cash generated from operating activities from continuing operations increased to $41.0 million in Q1 2023 from $35.3 million in Q1 2022, primarily as a result of higher gold production and sales volumes. See additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Free cash flow decreased to negative $34.4 million in Q1 2023 from negative $26.8 million in Q1 2022 primarily due to temporary working capital movements, combined with continued investment in growth capital.
2 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Quarterly Operations Update
Gold Operations

	3 months ended March 31,
	2023	2022
Total
Ounces produced	112,533	93,209
Ounces sold	109,817	94,472
Production costs	$109.9	$104.6
Cash operating costs ($/oz sold) (1,2)	$766	$835
All-in sustaining costs ($/oz sold) (1,2)	$1,184	$1,346
Sustaining capital expenditures (2)	$24.8	$24.5
Kisladag
Ounces produced	37,160	29,779
Ounces sold	37,393	29,778
Production costs	$30.5	$30.1
Cash operating costs ($/oz sold) (1,2)	$708	$861
All-in sustaining costs ($/oz sold) (1,2)	$875	$1,084
Sustaining capital expenditures (2)	$2.2	$2.5
Lamaque
Ounces produced	37,884	33,377
Ounces sold	38,643	34,125
Production costs	$29.2	$27.2
Cash operating costs ($/oz sold) (1,2)	$721	$763
All-in sustaining costs ($/oz sold) (1,2)	$1,217	$1,182
Sustaining capital expenditures (2)	$17.8	$13.0
Efemcukuru
Ounces produced	19,928	21,057
Ounces sold	19,751	21,382
Production costs	$17.7	$17.0
Cash operating costs ($/oz sold) (1,2)	$869	$648
All-in sustaining costs ($/oz sold) (1,2)	$1,094	$999
Sustaining capital expenditures (2)	$2.2	$3.5
Olympias
Ounces produced	17,561	8,996
Ounces sold	14,030	9,187
Production costs	$32.5	$30.2
Cash operating costs ($/oz sold) (1,2)	$898	$1,449
All-in sustaining costs ($/oz sold) (1,2)	$1,355	$2,399
Sustaining capital expenditures (2)	$2.5	$5.6
(1)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Kisladag

	3 months ended March 31,
Operating Data	2023	2022
Tonnes placed on pad	3,134,713	2,080,062
Ounces placed on pad (2)	39,870	22,677
Head grade (g/t gold)	0.70	0.61
Gold ounces produced	37,160	29,779
Gold ounces sold	37,393	29,778
Average realized gold price ($/oz sold) (1)	$1,905	$1,876
Cash operating costs ($/oz sold) (1)	$708	$861
All-in sustaining costs ($/oz sold) (1)	$875	$1,084
Financial Data
Revenue	$72.1	$56.6
Production costs	30.5	30.1
Depreciation and depletion	20.9	13.6
Earnings from mine operations	20.7	12.9
Growth capital expenditures (1)	18.6	20.0
Sustaining capital expenditures (1)	$2.2	$2.5
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Recoverable ounces.

Kisladag produced 37,160 ounces of gold in Q1 2023, a 25% increase from 29,779 ounces in Q1 2022. The increase was primarily due to production in Q1 2022 being impacted by lower tonnage placed on the heap leach pad in late 2021 during the commissioning of the HPGR, combined with material handling challenges in that quarter. Average grade increased to 0.70 grams per tonne in Q1 2023 from 0.61 grams per tonne in Q1 2022.
Tonnes placed on the heap leach pad in the quarter benefited from the installation in late 2022 of eight larger, higher-capacity conveyors, improving material handling capacity and belt agglomeration. The installation of a fine ore agglomeration drum at Kisladag has commenced commissioning and will continue to ramp up in Q2 2023. The fine ore agglomeration drum is expected to improve materials handling on the conveying system, increasing recoveries and production rates. Tonnes placed on the heap leach pad in Q1 2022 were reduced by snowfall and prolonged freezing temperatures that impacted the ore conveyance and stacking system, reducing productivity.
Revenue increased to $72.1 million in Q1 2023 from $56.6 million in Q1 2022, reflecting increased gold ounces sold in the quarter and to a lesser extent, an increase in the average realized gold price.
Production costs increased to $30.5 million in Q1 2023 from $30.1 million in Q1 2022. The slight increase was due to higher gold sales in the quarter, mostly offset by a decrease in cash operating costs per ounce sold to $708 in Q1 2023 from $861 in Q1 2022. Cash operating costs per ounce sold in Q1 2022 were negatively impacted by reduced production in late 2021 and early 2022.
Depreciation expense increased to $20.9 million in Q1 2023 from $13.6 million in Q1 2022 in line with higher gold sales in the quarter and due to the shorter remaining useful life of the existing heap leach pad and adsorption-desorption and recovery ("ADR") plant.
AISC per ounce sold decreased to $875 in Q1 2023 from $1,084 in Q1 2022, primarily due to the decrease in cash operating costs per ounce sold.
Sustaining capital expenditures of $2.2 million in Q1 2023 primarily included equipment rebuilds. Growth capital expenditures of $18.6 million in Q1 2023 included waste stripping to support the mine life extension, stacking

10

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023 system and agglomeration enhancements, and continued construction of the first phase of the North heap leach pad, on which stacking is expected to commence in the second half of 2023.
Work continued in the quarter on the installation of a fine ore agglomeration drum to the crushing circuit, expected to be commissioned in Q2 2023, which is expected to improve the quality, consistency and permeability of the stacked ore through the agglomeration process. With this investment, stacking is expected to continue on the existing heap leach pad until mid-2023, at which time stacking is expected to commence on the North heap leach pad.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Lamaque

	3 months ended March 31,
Operating Data	2023	2022
Tonnes milled	199,656	202,359
Head grade (g/t gold)	6.06	5.27
Average recovery rate	97.4%	97.3%
Gold ounces produced	37,884	33,377
Gold ounces sold	38,643	34,125
Average realized gold price ($/oz sold) (1)	$1,894	$1,893
Cash operating costs ($/oz sold) (1)	$721	$763
All-in sustaining costs ($/oz sold) (1)	$1,217	$1,182
Financial Data
Revenue	$73.6	$64.9
Production costs	29.2	27.2
Depreciation and depletion	18.6	16.1
Earnings from mine operations	25.9	21.6
Growth capital expenditures (1)	2.7	1.8
Sustaining capital expenditures (1)	$17.8	$13.0
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

Lamaque produced 37,884 ounces of gold in Q1 2023, a 14% increase from 33,377 ounces in Q1 2022 and primarily due to an increase in average grade. Average grade increased to 6.06 grams per tonne in Q1 2023 from 5.27 grams per tonne in Q1 2022. As expected, gold production was reduced in the quarter, as compared to Q4 2022, due to stope access and mine sequencing.
Revenue increased to $73.6 million in Q1 2023 from $64.9 million in Q1 2022 primarily due to higher production and sales in the quarter.
Production costs increased slightly to $29.2 million in Q1 2023 from $27.2 million in Q1 2022. The increase in average grade resulted in a decrease in cash operating costs per ounce sold to $721 in Q1 2023 from $763 in Q1 2022.
AISC per ounce sold increased to $1,217 in Q1 2023 from $1,182 in Q1 2022, primarily due to an increase in sustaining capital expenditure and partly offset by the decrease in cash operating costs per ounce sold.
Sustaining capital expenditure increased to $17.8 million in Q1 2023 from $13.0 million in Q1 2022 primarily due to increased underground development, combined with equipment rebuilds. Sustaining capital expenditure is expected to increase in Q2 and Q3 2023 as the seasonal tailings facility expansion is completed. Growth capital expenditures of $2.7 million in Q1 2023 was primarily related to resource conversion drilling at Ormaque.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Efemcukuru

	3 months ended March 31,
Operating Data	2023	2022
Tonnes milled	132,898	131,894
Head grade (g/t gold)	5.45	5.95
Average recovery rate (to concentrate)	92.9%	93.2%
Gold ounces produced (1)	19,928	21,057
Gold ounces sold	19,751	21,382
Average realized gold price ($/oz sold) (2)	$2,098	$1,931
Cash operating costs ($/oz sold) (2)	$869	$648
All-in sustaining costs ($/oz sold) (2)	$1,094	$999
Financial Data
Revenue	$40.7	$41.3
Production costs	17.7	17.0
Depreciation and depletion	10.0	10.7
Earnings from mining operations	13.0	13.6
Growth capital expenditures (2)	1.9	0.4
Sustaining capital expenditures (2)	$2.2	$3.5
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

Efemcukuru produced 19,928 payable ounces of gold in Q1 2023, a 5% decrease from 21,057 payable ounces in Q1 2022. The slight decrease was due to a planned decrease in grade to 5.45 grams per tonne in Q1 2023 from 5.95 grams per tonne in Q1 2022, and was partly offset by higher throughput during the quarter.
Revenue decreased to $40.7 million in Q1 2023 compared to $41.3 million in Q1 2022. The slight decrease was due to lower payable gold ounces sold, partly offset by an increased average realized gold price during the quarter.
Higher tonnes processed and lower grade also resulted in an increase in production costs to $17.7 million in Q1 2023 from $17.0 million in Q1 2022. Additionally, lower gold production and sales resulted in an increase in cash operating costs per ounce sold to $869 in Q1 2023, from $648 in Q1 2022.
AISC per ounce sold increased to $1,094 in Q1 2023 from $999 in Q1 2022, primarily due to the increase in cash operating costs per ounce sold, partly offset by a decrease in sustaining capital expenditure and a decrease in royalty expense due to a $1.0 million reversal of accrued 2022 royalty expense following adjustments in the quarter.
Sustaining capital expenditures of $2.2 million in Q1 2023 primarily included underground development and equipment rebuilds. Growth capital expenditures of $1.9 million includes resource conversion drilling at Kokarpinar.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Olympias

	3 months ended March 31,
Operating Data	2023	2022
Tonnes milled	104,382	85,813
Head grade (g/t gold)	9.13	6.16
Head grade (g/t silver)	131.95	94.17
Head grade (% lead)	4.02	2.87
Head grade (% zinc)	4.46	3.22
Gold average recovery rate (to concentrate)	84.8%	78.9%
Silver average recovery rate (to concentrate)	76.1%	83.4%
Lead average recovery rate (to concentrate)	77.5%	83.6%
Zinc average recovery rate (to concentrate)	78.0%	79.9%
Gold ounces produced (1)	17,561	8,996
Gold ounces sold	14,030	9,187
Silver ounces produced (1)	313,286	209,351
Silver ounces sold	402,602	233,030
Lead tonnes produced (1)	2,530	1,971
Lead tonnes sold	3,679	2,217
Zinc tonnes produced (1)	3,080	1,880
Zinc tonnes sold	2,336	2,405
Average realized gold price ($/oz sold) (2)	$1,875	$1,817
Cash operating costs ($/oz sold) (2)	$898	$1,449
All-in sustaining costs ($/oz sold) (2)	$1,355	$2,399
Financial Data
Revenue	$43.0	$31.2
Production costs	32.5	30.2
Depreciation and depletion	11.9	10.7
Loss from mining operations	(1.4)	(9.8)
Growth capital expenditures (2)	0.9	1.4
Sustaining capital expenditures (2)	$2.5	$5.6
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

Olympias produced 17,561 ounces of gold in Q1 2023, a 95% increase from 8,996 ounces in Q1 2022. The significant increase reflected increased processing volumes combined with increased average gold grade in the quarter. Lead, silver and zinc production also increased in Q1 2023 as compared to Q1 2022, due to increased processing volumes and higher average grades. In Q1 2022, gold production at Olympias was negatively impacted by COVID-19 related absenteeism and weather-related power outages.
Revenue increased to $43.0 million in Q1 2023 compared to $31.2 million in Q1 2022 primarily as a result of higher sales volumes. Inclement weather at the end of March delayed the shipment of approximately 2,000 ounces of gold. The shipments were completed in early April and the gold ounces sold and related revenue will be recognized in Q2 2023.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Increased production in the quarter resulted in an increase in production costs to $32.5 million in Q1 2023 from $30.2 million in Q1 2022 and a decrease in cash operating costs per ounce sold to $898 in Q1 2023 from $1,449 in Q1 2022. Electricity prices continued to benefit from state subsidies introduced in 2022 and on average remained in line with Q4 2022 levels.
AISC per ounce sold decreased to $1,355 in Q1 2023 from $2,399 in Q1 2022 primarily due to the decrease in cash operating costs per ounce sold, combined with a decrease in sustaining capital expenditure in the quarter and a decrease in royalty expense, in line with lower average lead and zinc prices in the quarter. Sustaining capital expenditures of $2.5 million in Q1 2023 primarily included underground development and tailings facility construction.
In line with our 2023 guidance and continued transformation objectives, we continue to implement operating initiatives designed to improve productivity. These include the initiation of bulk emulsion blasting, upgrade of underground ventilation capacity to support further ramp-up of tonnage, commission of a new substation to support tonnage ramp-up and improve energy efficiency and costs, and further workforce optimization.
Optimization continues of the 2019 expansion plan for the Olympias processing facility to 650 ktpa and improvements to the Stratoni port as set forth in our Technical Report dated December 31, 2019 and prepared in accordance with the requirements of NI 43-101. These processing expansions are aligned with the development of the Flats Zone within the mine, which provides an underground production environment more amenable to higher mining rates. In April 2023, a modification to the Kassandra Mines EIA was approved by the Ministry of Environment and Energy, as required for the expansion.
Under the Amended Investment Agreement, Eldorado fulfilled its commitment to provide the Hellenic state with an updated proposal in 2023 for refractory ore processing at Olympias. The updated proposal is currently under technical review by the Hellenic state.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Development Projects
Skouries Project – Greece
The Skouries project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade gold-copper asset. In December 2021 we published the results of the Skouries Project Feasibility Study with a 23-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper. The project is expected to provide an after-tax IRR of 19% and a NPV (5%) of $1.3 billion3 with capital costs to complete the project estimated at $845 million.
In December 2022, the board of directors of the Company (the "Board") approved, conditional upon the initial drawdown of the Term Facility, the investment decision and full-restart of construction at Skouries. The project is significantly advanced and following a re-start of full construction, project completion is expected at the end of 2025.
Capital expenditures in Q1 2023 totalled $31.4 million with activity focused on early construction works, engineering and procurement. Toward the end of the quarter, drilling and blasting commenced on the first phase of underground development. Upcoming milestones in 2023 include the mobilization of major construction contracts for earthworks and concrete, and finalizing the awards of the remaining major procurement and contract packages. We expect growth capital at Skouries to total $240-$260 million in 2023. The project schedule remains on track with commissioning in mid-2025 and commercial production at the end of 2025.
On April 5, 2023, we achieved financial close of the €680.4 million Term Facility for the development of the Skouries project and an initial drawdown totalling €32.3 million was completed in mid-April 2023. The Term Facility will provide 80% of the expected future funding required to complete the Skouries project and includes €200 million of funds from the RRF. The Term Facility will also provide a €30 million revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project. Although not expected to be necessary, the project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas in the same proportion as the Term Facility. The remaining 20% of expected future funding for the Skouries project will be funded by the Company.
The Company contributed €31.2 million (approximately $34.0 million) from January 2022 through to the end of March 2023, on early works activities at Skouries. This expenditure will be applied as a credit toward the Company’s equity commitment per the terms of the Term Facility. Drawdowns on the Term Facility are expected to fund in excess of 80% of expenditure relating to the Skouries project in Q2 and Q3 2023 reflecting the credit the Company has received for early works expenditure.
See the additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Perama Hill – Greece
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project will operate as a small open pit mine that uses a conventional carbon in leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Certej Project – Romania
The Certej mining concession was extended in January 2020 for an additional five years. In October 2022, we entered into a share purchase agreement to sell the Certej project. The share purchase agreement expired on March 24, 2023, however we are continuing discussions with the proposed purchaser with a view to completing the transaction on substantially the same terms as the October 2022 agreement, subject to certain closing conditions, including required regulatory approvals.
During 2022, we recorded impairment of $394.7 million ($374.7 million net of deferred tax) on the Certej project to recognize the mineral properties and capitalized evaluation expenditures at their estimated fair value. The fair value is based on the expected cash consideration of a sale, less estimated costs of disposal.
The project has been presented as a disposal group held for sale as at March 31, 2023 and as a discontinued operation for the three months ended March 31, 2023 and March 31, 2022.
3 Based on long-term prices of $1,500 per ounce gold and $3.85 per pound copper

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2023 Target / Projects	Exploration Expenditure
		Q1 2023	Q1 2022
Canada	Sector Nord, Bonnefond East, Audet N & S, Bruell, Montgolfier	$3.2	$3.7
Turkiye	Efemcukuru west vein targets, Atalan, Emirdag (drilling); Ozan, Kisladag N, Demirkoy (targeting)	0.8	0.3
Other		1.8	1.0
Total Expensed		$5.8	$5.0
Canada	Lamaque Operations: Triangle C7, Ormaque resource conversion and expansion, Sigma decline	2.3	3.4
Turkiye	Efemcukuru: Kokarpinar, Bati resource conversion	1.9	0.6
Other		0.3	0.2
Total Capitalized		$4.5	$4.2

Exploration and evaluation activities in Q1 2023 were primarily related to brownfields resource expansion programs, early-stage projects greenfields, and project generation activities in Turkiye and Eastern Canada.
In Q1 2023, exploration and evaluation expense related primarily to early-stage projects in Quebec and Turkiye. In Eastern Canada, this included drilling at the Bruell and Montgolfier projects and the Audet, Secteur Nord, and East Bonnefond targets on the Lamaque-Bourlamaque property, totalling 19,977 metres in Q1 2023. In Turkiye, exploration programs focused on fieldwork at regional greenfield projects as well as drilling new early-stage targets at Efemcukuru, totalling 11,499 metres in Q1 2023.
Capitalized expenditures related to resource expansion and resource conversion programs at the Triangle and Ormaque deposits (Lamaque Operations) and at Efemcukuru. These totalled 39,277 meters of drilling in Q1 2023. At the Triangle deposit, underground drilling programs focused on resource conversion of the C7 zone. At Ormaque, drilling included resource conversion drilling from the exploration drift, and stepout drilling from surface platforms. In addition, underground drilling tested stepout targets from platforms along the Triangle-Sigma decline. In Turkiye, capitalized exploration was related to resource expansion and resource conversion drilling programs targeting ore shoots within the Kokarpinar South and Bati vein systems, totalling 10,478 meters in Q1 2023.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations increased to $41.0 million in Q1 2023 from $35.3 million in Q1 2022, primarily as a result of higher gold production and sales volumes. Income taxes paid of $9.0 million in Q1 2023 primarily related to operations in Turkiye and Quebec mining duties for Lamaque. Interest payments of $16.8 million in Q1 2023 primarily included the March 1, 2023 semi-annual interest payment on our $500 million senior unsecured notes.
Cash decreased by $53.5 million in Q1 2023 due to changes in working capital. Movements included a $38.4 million increase in accounts receivable, of which $22.4 million related to trade receivables, due to the timing of concentrate shipments at the end of March and net upward provisional pricing adjustments. The increase also included a buildup of $15.8 million refundable VAT receivables that are expected to reverse during 2023. Movements also included a $14.4 million increase in inventory, primarily for replenishment of consumables and parts, as well as an increase in in-process inventory at Kisladag. Inclement weather at the end of March also delayed shipments from Olympias, resulting in a build-up of gold concentrate inventory that was subsequently shipped in early April.
In Q2 2023, net cash generated from operating activities is expected to be negatively impacted by royalty payments in Turkiye and Greece. Additionally, cash tax payments in Q2 2023, in addition to tax on profits from mining operations in Turkiye and Quebec mining duties, are expected to include the $5.5 million withholding tax recognized in the quarter and one-half of the $4.3 million expense due to a tax law change enacted in March 2023 to help fund Turkiye's earthquake relief efforts.
Investing Activities
In Q1 2023, we invested $72.3 million in capital expenditures on a cash basis. Before adjusting for non-cash accruals, growth capital expenditure included $31.4 million for the Skouries project, $11.4 million for waste stripping at Kisladag and $3.0 million for continued construction of the Kisladag North leach pad. Capital accruals in the quarter primarily related to the Skouries project. Sustaining capital expenditures at our operating mines totalled $24.8 million and primarily included underground development and construction and equipment rebuilds.

Summary of Capital Expenditures	Q1 2023	Q1 2022
Kisladag	$18.6	$20.0
Lamaque	2.7	5.2
Efemcukuru	1.9	0.6
Olympias	0.9	1.4
Growth capital expenditures at operating mines (1)	$24.1	$27.2

Kisladag	$2.2	$2.5
Lamaque	17.8	13.0
Efemcukuru	2.2	3.5
Olympias	2.5	5.6
Sustaining capital expenditures at operating mines (1)	$24.8	$24.5

Skouries	$31.4	$5.6
Other projects	3.1	3.4
Total capital expenditures	$83.4	$60.8

Reconciliation to cash capital expenditures:
Capital accruals	($10.8)	($8.2)
Lease and other non-monetary additions	(0.3)	(0.6)
Total cash capital expenditures	$72.3	$52.0
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Financing Activities
Project Financing Facility
On April 5, 2023, we achieved financial close of the €680.4 million Term Facility for the development of the Skouries project. An initial drawdown totalling €32.3 million was completed on April 11, 2023. The Term Facility will provide 80% of the expected future funding required to complete the Skouries project and includes €200 million of funds from the RRF.
The Term Facility includes a €480.4 million commercial loan at a variable interest rate comprised of six-months EURIBOR plus a fixed margin, a €100.0 million initial RRF loan at a fixed interest rate of 3.04% for the term of the facility and a €100.0 million additional RRF loan at a fixed interest rate of 4.06% for the term of the facility.
The Term Facility will also provide a €30 million revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project. Although not expected to be necessary, the project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas in the same proportion as the Term Facility. The Term Facility is non-recourse to Eldorado Gold Corporation and the collateral securing the Term Facility covers the Skouries project and the Hellas operating assets.
In accordance with the Term Facility, the Company's wholly-owned subsidiary, Hellas, entered into a secured hedging program in April 2023 with key terms as follows.
•Gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of U.S.$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of U.S.$8,525 per tonne and will be financially settled.
•Interest rate swap covering 70% of the variable interest rate exposure, under the six-months EURIBOR index. The interest rate swap has a fixed rate of 3.11% and matures on December 31, 2032. The interest payment frequency is every six months.
•Foreign exchange contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17.0 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11.4 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
These derivatives will not be designated as hedging instruments and changes in fair value will be recorded in other income and expense.
The remaining 20% of expected future funding for the Skouries project will be funded by the Company. In April 2023, the Company's equity commitment for the project was backstopped by a letter of credit in the amount of €190 million under the Company's $250 million revolving credit facility, reducing the availability of the revolving credit facility by a corresponding amount. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
The Company contributed €31.2 million (approximately $34.0 million) from January 2022 through to the end of March 2023, on early works activities at Skouries. This expenditure will be applied as a credit toward the Company’s equity commitment per the terms of the Term Facility.
Senior Notes
On August 26, 2021, we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with covenants related to the senior notes as at March 31, 2023.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Senior Secured Credit Facility
On October 15, 2021, we entered into a $250 million amended and restated senior secured credit facility ("Fourth ARCA") with an option to increase the available credit by $100 million through an accordion feature, and with a maturity date of October 15, 2025. We are in compliance with covenants related to the Fourth ARCA as at March 31, 2023.
No amounts were drawn down under the revolving credit facility in Q1 2023 and as at March 31, 2023, the balance is nil. At April 27, 2023, the availability of the revolving credit facility was reduced by €190.1 million ($209.9 million) for the letter of credit backstopping the Company's equity commitment for the Skouries project.

Capital Resources

	March 31, 2023	December 31, 2022
Cash and cash equivalents	$262.3	$279.7
Term deposits	—	35.0
Working capital (1)	398.1	404.3
Debt - long-term	$493.4	$494.4
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

At March 31, 2023, we had unrestricted cash and cash equivalents and term deposits of $262.3 million compared to $314.7 million at December 31, 2022, primarily due to temporary working capital movements, combined with continued investment in growth capital. Drawdowns on the Term Facility commenced in mid-April 2023 and are expected to fund in excess of 80% of expenditure relating to the Skouries project in Q2 and Q3 2023 reflecting the credit the Company has received for early works expenditure.
At March 31, 2023, the availability under the revolving credit facility was $249.7 million, which reduced to $39.8 million in early April upon issuance of the €190 million letter of credit backstopping the Company's equity commitment for the Skouries project. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
We expect that our working capital of $398.1 million as at March 31, 2023, together with future cash flows from operations, the Term Facility and access to the undrawn revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
Contractual Obligations
Significant changes to our commitments and contractual obligations as at March 31, 2023 are outlined below:

	Within 1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Purchase obligations	$29.7	$2.7	$0.3	$—	$—	$—	$32.7
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag and Skouries.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Quarterly Results

	2023	2022	2022	2022	2022	2021	2021	2021
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	$229.4	$246.2	$217.7	$213.4	$194.7	$244.6	$238.4	$233.2
Impairment of property, plant and equipment	—	—	—	—	—	13.9	—	—
Net earnings (loss) from continuing operations(1)	21.4	41.9	(28.4)	(22.9)	(39.7)	(39.4)	11.0	29.6
Net earnings (loss) from discontinued operations (1,2)	(0.1)	1.8	(26.2)	(2.3)	(277.9)	(0.6)	(63.2)	(85.3)
Net earnings (loss) per share from continuing operations (1)
- basic	$0.12	$0.23	($0.15)	($0.12)	($0.22)	($0.22)	$0.06	$0.16
- diluted	$0.12	$0.23	($0.15)	($0.12)	($0.22)	($0.22)	$0.06	$0.16
(1)Attributable to shareholders of the Company.
(2)Discontinued operations include the Romania segment in all periods presented and the Brazil segment in 2021. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.

Net earnings were negatively impacted from mid-2022 onwards by inflation and cost increases at most sites as a result of supply concerns caused by financial and trade sanctions against Russia and ongoing supply chain challenges due to COVID-19. However, increases in costs denominated in local currency, being primarily labour costs, were partly offset by weakening of the Turkish Lira, Euro and Canadian dollar during 2022.
Revenue and net earnings in Q1 2023 and Q1 2022 benefited from an increase in the average realized gold price, but were significantly impacted in Q1 2022 by the COVID-19 pandemic with COVID-19 related absenteeism negatively impacting gold production at most sites. Net earnings in Q2 and Q3 2022 were also negatively impacted due to reduced stacking at Kisladag in previous quarters due to the commissioning of the HPGR in Q4 2021 and production challenges in Q1 2022. Net earnings increased in Q4 2022 and Q1 2023 due to strong production and sales compared to previous quarters in 2022.
Net earnings were negatively impacted in several quarters by non-cash impairments and write-downs of property, plant and equipment. In Q4 2021, a $13.9 million ($30.8 million inclusive of deferred tax) impairment was recorded related to the closure of Stratoni. In Q1 2022, a $19.8 million ($15.4 million net of deferred tax) write-down was recorded relating to certain crushing and conveying equipment decommissioned as a result of the installation and commissioning of the HPGR at Kisladag. In Q4 2022, a $6.4 million ($5.2 million net of deferred tax) write-down was recorded relating to the existing heap leach pad and ADR plant at Kisladag.
Net earnings in 2021 were negatively impacted by the weakening of local currencies, particularly in Q4 2021 with $26.1 million of current tax expense and $26.4 million of deferred tax expense recognized as a result of the significant weakening of the Turkish Lira in that quarter. This was partly offset by a $19.6 million gain on foreign exchange in Q4 2021 as a result of the downward revaluation of liabilities denominated in Turkish Lira. Net earnings in 2021 and 2022 were positively impacted by the receipt of an investment tax credit related to Kisladag heap leach improvements which reduced the corporate tax rate and resulted in current tax savings totalling $21.7 million in Q4 2020, $47.4 million in 2021 and $10.0 million in 2022.
Net loss from discontinued operations includes a $365.4 million ($345.4 million net of deferred tax) impairment recorded in Q1 2022 and a $29.3 million impairment recorded in Q3 2022, both relating to the Certej project. Additionally a $99.5 million ($89.5 million net of deferred tax) impairment charge was recorded on the Tocantinzinho project in Q2 2021 and a $60.6 million loss recognized in Q3 2021. The Tocantinzinho project was sold in Q4 2021.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Outstanding Share Information

Common Shares Outstanding (1)
- as of March 31, 2023	184,887,734
- as of April 27, 2023	184,887,734
Share purchase options - as of April 27, 2023 (Weighted average exercise price per share: CDN $11.21)	3,497,714
Performance share units (2) - as of April 27, 2023	288,436
(1)Includes treasury stock.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Cash operating costs	We define cash operating costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), but exclude royalty expenses, depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Cash operating costs per ounce sold	This ratio is calculated by dividing cash operating costs by gold ounces sold in the period.
Total cash costs	Total cash costs are the sum of cash operating costs and royalties.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital expenditures for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. These may include: impairments or reversals of impairments; write-downs of assets; losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; gains or losses on derivatives; costs associated with mine closures; costs associated with debt refinancing or redemptions; gains or losses on disposals of assets; and other non-recurring expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; write-downs of assets; gains or losses on disposals of assets; impairments or reversals of impairments; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale.	Current assets, current liabilities	We believe that working capital is a useful indicator of our liquidity.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Our reconciliation of cash operating costs and cash operating costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q1 2023	Q1 2022
Production costs	$109.9	$104.6
By-product credits (1)	(20.3)	(18.2)
Royalty expense (2)	(8.7)	(10.1)
Concentrate deductions (3)	3.1	2.6
Cash operating costs	$84.1	$78.9
Gold ounces sold	109,817	94,472
Cash operating cost per ounce sold	$766	$835
(1)Revenue from silver, lead and zinc sales.
(2)Included in production costs.
(3)Included in revenue.

For the three months ended March 31, 2023:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$30.1	($0.8)	$0.2	($2.9)	$26.5	37,393	$708
Lamaque	29.7	(0.4)	0.1	(1.5)	27.8	38,643	721
Efemcukuru	15.2	(0.9)	3.1	(0.2)	17.2	19,751	869
Olympias	26.9	(18.1)	5.7	(1.9)	12.6	14,030	898
Total consolidated	$102.0	($20.3)	$9.0	($6.6)	$84.1	109,817	$766
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the three months ended March 31, 2022:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$21.2	($0.7)	$0.6	$4.6	$25.7	29,778	$861
Lamaque	26.5	(0.3)	0.1	(0.1)	26.1	34,125	763
Efemcukuru	12.5	(0.9)	2.4	(0.2)	13.9	21,382	648
Olympias	25.9	(16.2)	5.3	(1.7)	13.3	9,187	1,449
Total consolidated	$86.2	($18.2)	$8.3	$2.6	$78.9	94,472	$835
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Total Cash Costs, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to cash operating costs is presented below. The reconciliation of cash operating costs to production costs, the most directly comparable IFRS measure, is presented above.

	Q1 2023	Q1 2022
Cash operating costs	$84.1	$78.9
Royalty expense (1)	8.7	10.1
Total cash costs	$92.7	$88.9
Gold ounces sold	109,817	94,472
Total cash costs per ounce sold	$845	$941

(1)Included in production costs.

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliations of total cash costs to cash operating costs and cash operating costs to production costs, the most directly comparable IFRS measure, are presented above.

	Q1 2023	Q1 2022
Total cash costs	$92.7	$88.9
Corporate and allocated G&A	9.8	11.4
Exploration and evaluation costs	0.3	0.7
Reclamation costs and amortization	2.3	1.7
Sustaining capital expenditure	24.8	24.5
AISC	$130.1	$127.2
Gold ounces sold	109,817	94,472
AISC per ounce sold	$1,184	$1,346

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q1 2023	Q1 2022
General and administrative expenses (from consolidated statement of operations)	$10.6	$8.0
Add:
Share-based payments expense	0.9	3.7
Employee benefit plan expense from corporate and operating gold mines	1.5	1.8
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.4)	(0.2)
Depreciation in G&A	(0.8)	(0.4)
Business development	(1.9)	(0.5)
Development projects	(0.2)	(1.1)
Adjusted corporate general and administrative expenses	$9.7	$11.2
Regional general and administrative costs allocated to gold mines	0.1	0.2
Corporate and allocated general and administrative expenses per AISC	$9.8	$11.4

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q1 2023	Q1 2022
Exploration and evaluation expense (from consolidated statement of operations)(1)	$5.8	$5.0
Add:
Capitalized exploration cost related to operating gold mines	0.3	0.7
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(5.8)	(5.0)
Exploration costs per AISC	$0.3	$0.7
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q1 2023	Q1 2022
Asset retirement obligation accretion (from notes to the consolidated financial statements)	$1.1	$0.5
Add:
Depreciation related to asset retirement obligation assets	1.4	1.2
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.1)
Reclamation costs and amortization per AISC	$2.3	$1.7

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Our reconciliation by asset of AISC and AISC per ounce sold to cash operating costs is presented below.
For the three months ended March 31, 2023:

	Cash operating costs	Royalty expense	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$26.5	$3.2	$29.7	$—	$—	$0.8	$2.2	$32.7	37,393	$875
Lamaque	27.8	0.9	28.8	—	0.3	0.1	17.8	47.0	38,643	1,217
Efemcukuru	17.2	1.3	18.5	0.1	—	0.8	2.2	21.6	19,751	1,094
Olympias	12.6	3.2	15.8	—	—	0.6	2.5	19.0	14,030	1,355
Corporate (1)	—	—	—	9.7	—	—	—	9.7	—	88
Total consolidated	$84.1	$8.7	$92.7	$9.8	$0.3	$2.3	$24.8	$130.1	109,817	$1,184
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended March 31, 2022:

	Cash operating costs	Royalty expense	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$25.7	$3.7	$29.3	$—	$—	$0.4	$2.5	$32.3	29,778	$1,084
Lamaque	26.1	0.8	26.9	—	0.3	0.1	13.0	40.3	34,125	1,182
Efemcukuru	13.9	3.1	16.9	0.2	0.1	0.6	3.5	21.4	21,382	999
Olympias	13.3	2.5	15.8	—	0.2	0.4	5.6	22.0	9,187	2,399
Corporate (1)	—	—	—	11.2	—	—	—	11.2	—	119
Total consolidated	$78.9	$10.1	$88.9	$11.4	$0.7	$1.7	$24.5	$127.2	94,472	$1,346
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q1 2023	Q1 2022
Additions to property, plant and equipment (1) (from segment note in the consolidated financial statements)	$83.4	$60.8
Growth and development project capital expenditure - gold mines	(24.1)	(27.4)
Growth and development project capital expenditure - other (2)	(34.9)	(8.8)
Sustaining capital expenditure equipment leases (3)	0.4	—
Corporate Leases	—	(0.1)
Sustaining capital expenditure at operating gold mines	$24.8	$24.5
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.
(2)Includes capital expenditures relating to Skouries, Stratoni and other projects, excluding non-cash sustaining lease additions.
(3)Sustaining lease principal and interest payments, net of non-cash lease additions.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended March 31, 2023:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$72.1	$—	($0.8)	$71.2	37,393	$1,905
Lamaque	73.6	—	(0.4)	73.2	38,643	1,894
Efemcukuru	40.7	1.7	(0.9)	41.4	19,751	2,098
Olympias	43.0	1.4	(18.1)	26.3	14,030	1,875
Total consolidated	$229.4	$3.1	($20.3)	$212.2	109,817	$1,932
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended March 31, 2022:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold Revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$56.6	$—	($0.7)	$55.9	29,778	$1,876
Lamaque	64.9	—	(0.3)	64.6	34,125	1,893
Efemcukuru	41.3	0.9	(0.9)	41.3	21,382	1,931
Olympias	31.2	1.8	(16.2)	16.7	9,187	1,817
Stratoni	0.6	—	(0.6)	—	N/A	N/A
Total consolidated	$194.7	$2.6	($18.9)	$178.4	94,472	$1,889
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q1 2023	Q1 2022
Net earnings (loss) attributable to shareholders of the Company (1)	$21.4	($39.7)
Current tax expense due to Turkiye earthquake relief tax law change (2)	4.3	—
(Gain) loss on foreign exchange translation of deferred tax balances	(3.5)	12.4
Gain on redemption option derivative	(1.1)	(7.0)
Unrealized gain on derivative instruments	(0.6)	—
Gain on deferred tax due to changes in tax rates (3)	—	(1.0)
Write-down of assets, net of tax (4)	—	16.0
Total adjusted net earnings (loss)	$20.5	($19.3)
Weighted average shares outstanding	184,020	182,362
Adjusted net earnings (loss) per share ($/share)	$0.11	($0.11)
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of tax credits and deductions previously granted in 2022.
(3)Deferred tax recovery relating to the adjustment of opening balances for the tax rate decrease in Turkiye. The tax rate change was enacted in Q1 2022.
(4)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR.

EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q1 2023	Q1 2022
Earnings (loss) before income tax (1)	$34.1	($14.8)
Depreciation and amortization (2)	62.4	52.0
Interest income	(3.7)	(0.5)
Finance costs	8.8	2.1
EBITDA	$101.6	$38.8
Other write-down of assets (3)	—	19.8
Share-based payments expense	0.9	3.7
Loss (gain) on disposal of assets	0.1	(0.6)
Adjusted EBITDA	$102.5	$61.7
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.
(2)Includes depreciation within general and administrative expenses.
(3)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Free Cash Flow
Our reconciliation of free cash flow to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q1 2023	Q1 2022
Net cash generated from operating activities (1)	$41.0	$35.3
Less: Cash used in investing activities	(41.0)	(122.1)
Add back: (Decrease) increase in term deposits	(35.0)	60.0
Add back: Purchase of marketable securities	0.6	—
Free cash flow	($34.4)	($26.8)
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.

Working Capital
Our reconciliation of working capital to current assets and current liabilities, the most directly comparable IFRS measures, is presented below.

	As at March 31, 2023	As at December 31, 2022
Current assets	$603.8	$604.7
Less: Current liabilities	205.7	200.5
Working capital	$398.1	$404.3

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q1 2023	Q1 2022
Net cash generated from operating activities (1)	$41.0	$35.3
Less: Changes in non-cash working capital	(53.5)	(14.1)
Cash flow from operating activities before changes in working capital	$94.5	$49.4
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2023.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023 and 2022
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: political, economic and other risks specific to the foreign jurisdictions where we operate; pandemics, epidemics and public health crises such as COVID-19; the inherent risk associated with project development including for the Skouries project; our ability to maintain community relations and social license; liquidity and financing risk; natural phenomena including climate change and related health and social effects; inflation risk; environmental risks; production and processing risks; risks related to tailings storage facilities and waste disposal; risks related to global economic conditions including those related to the Russia-Ukraine conflict; our ability to sell to a limited number of smelters and off-takers; risks related to labour relations and our relationship with our workforce; employee misconduct; attracting and retaining a skilled workforce; reliance on expatriates; reliance on contractors; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; new or amended government regulation; risks related to internal controls over financial reporting; commodity price risk; risks associated with mineral tenure and permitting processes; environmental, sustainability and governance practices and performance; risks related to financial reporting and estimation of carrying value of our assets; effects of actions of non-governmental organizations; our compliance with corruption and anti-bribery laws and sanctions; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; the uncertainty of the mineral resources and their development into mineral reserves; reporting standards; credit risk of our counterparties not meeting their financial obligations; share price volatility; actions of activist shareholders; reliance on infrastructure, commodities and consumables; currency risk; inflation rate risk; tax matters; dividends; regulated substances; reclamation and long-term obligations; equipment acquisitions and dispositions; joint ventures; unavailability of insurance; privacy legislation; reputational risk; and competition. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2022, which risks are incorporated by reference in this MD&A.
Significant changes to our financial, operational and business risk exposure during the three months ended March 31, 2023 include the following:
•In April 2023, the Company entered into foreign exchange contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments, reducing its exposure to foreign exchange risk. The Company also entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026, reducing its exposure to fluctuations in future metal prices.
•Borrowings at variable rates of interest expose us to interest rate risk. In mid-April 2023, the Company completed an initial drawdown of €32.3 million under the Term Facility at variable rates based on EURIBOR. To reduce future interest rate volatility we have entered into an interest rate swap covering 70% of our variable interest rate exposure related to the Term Facility.
•Turkish Lira deposits held at a Turkish banking institution equivalent to $35.0 million matured in February 2023, reducing our exposure to credit risk. At March 31, 2023 approximately 93% of Eldorado's cash and cash equivalents were held in U.S. dollars.
•In April 2023, the €190 million letter of credit backstopping the Company's equity commitment for the Skouries project reduced the availability of the Company's revolving credit facility by a corresponding amount. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
There were no other significant changes to our financial, operational and business risk exposure during the three months ended March 31, 2023.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2022 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2022 and 2021. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 are the same as those applied in the audited consolidated financial statements for the years ended December 31, 2022 and 2021.
A number of amendments to standards were effective for annual periods beginning on or after January 1, 2023, including amendments to IAS 1, IFRS Practice Statement 2, IAS 8 and IAS 12. There was no material impact on our consolidated financial statements from the adoption of these amendments.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Forward-Looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, "assumes", “believes”, “budget”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Forward-looking information includes, but is not limited to, statements or information with respect to: the recognition of gold sales and related revenue, including the timing thereof; development of the North heap leach pad, including the benefits therefrom; optimization and expansion of the Olympias mine, including approvals of modification plans and the timing thereof; the expected development and operations of the Perama Hill project; the vesting and redemption of the Company's outstanding PSUs; the impact of certain foreign exchange contracts on foreign exchange risk; the duration, extent and other implications of production challenges and cost increases, including those in respect of COVID-19, the Russia-Ukraine war and restrictions and suspensions with respect to the Company’s operations; the Company’s 2023 annual production and cost guidance, including our individual mine production; the timing of production; total funding requirements for Skouries, including the sources thereof; the drawdown of the proceeds of the Term Facility, including the timing thereof; the Company’s ability to fund the remaining 20% funding commitment for Skouries; the letter of credit backstopping the Company's equity commitment for the Skouries project, including any restrictions thereof; the Company’s ability to successfully advance the Skouries project and achieve the results provided for in the Skouries feasibility study; occupational health and safety; forecasted NPV, IRR, EBITDA and AISC; expectations regarding advancement and development of the Skouries project, including the ability to meet expectations and the timing thereof; expected annual production from the Skouries project; the optimization and development of Greek operations, including benefits, risks, financing and the Amended Investment Agreement related thereto and the receipt and timing of approvals of modification plans related thereto; the completion, availability and benefits of processing facilities and transportation equipment; government approvals; government measures relating to cost increases; the effect of annual royalty payments in Turkiye and Greece and tax payments in Turkiye on the Company's operating activities, including the timing thereof, alternative markets for concentrate shipments; changes in law and tax rates; the payment of taxes, including the method and timing thereof, completion and timing of the sale of the Certej project; changes in internal controls over financial reporting; critical accounting estimates and judgements; changes in accounting policies; expected metallurgical recoveries and improved concentrate grade and quality; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: production and cost expectations; the total funding required to complete Skouries; our ability to execute our plans relating to Skouries, including the timing thereof; our ability to obtain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Skouries project; our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: increases in the non-fixed portion of the financing costs or adverse changes to the Term Facility funding the Skouries project; failure or delays to receive necessary approvals or otherwise satisfy the conditions to the continued drawdown of the Term Facility; the proceeds of the Term Facility not being available to the Company or Hellas; ability to execute on plans relating to Skouries, including the timing thereof, ability to achieve the social impacts and benefits contemplated; ability to meet production, expenditure and cost guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; as well as those risk factors discussed in the section titled Managing Risk in this MD&A and the sections titled “Forward-Looking Information and Risks” and “Risk Factors in Our Business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2022, a summary of which was published on December 5, 2022.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2023
Corporate Information
Directors

Carissa Browning [3,4]	Independent Director	Judith Mosely [1,4]	Independent Director
George Burns	President and Chief Executive Officer	Steven Reid [2,5]	Chair of the Board
Teresa Conway [1,2]	Independent Director	Stephen Walker [1,5]	Independent Director
Catharine Farrow [2,4,5]	Independent Director	John Webster [1,3]	Independent Director
Pamela Gibson [2,3,4]	Independent Director

Board Committees
1.Audit Committee
2.Compensation Committee
3.Corporate Governance & Nominating Committee
4.Sustainability Committee
5.Technical Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Frank Herbert	Executive VP, General Counsel and Chief Compliance Officer
Lisa Ower	Executive VP, Chief People Officer and External Affairs
Paul Ferneyhough	Senior VP, Chief Strategy and Commercial Officer
Simon Hille	Senior VP, Technical Services and Operations
Christos Balaskas	VP and General Manager, Greece
Sylvain Lehoux	VP and Country Manager, Canada
Nicolae Stanca	VP and General Manager, Romania
Mehmet Yilmaz	VP and General Manager, Turkiye
Cara Allaway	VP, Finance
Lynette Gould	VP, Investor Relations
Peter Lewis	VP, Exploration
Graham Morrison	VP, Corporate Development

Corporate Head Office	Investor Relations
1188 Bentall 5	Lynette Gould, VP, Investor Relations
550 Burrard Street	T: +1 647 271 2827
Vancouver, BC	E: lynette.gould@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Trust Company of Canada
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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